Exhibit 21.1

Mentor Capital, Inc. Subsidiaries

The following is a list of subsidiaries of Mentor Capital, Inc. as of December 31, 2025:

Name of Subsidiary	% of ownership	State in which Incorporated
Mentor IP, LLC	100%	South Dakota
Mentor Partner I, LLC	100%	Texas
Mentor Partner II, LLC	100%	Texas
TWG, LLC	100%	Texas